GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

September 26, 2007 PR 19/07

US:GGTH-F

Golden Goliath Signs Option and Joint Venture Agreement with
Pan American Silver for Development of the Company’s La Cruz Property

VANCOUVER, BRITISH COLUMBIA, September 26, 2007 - Golden Goliath Resources Ltd (TSX-V: GNG) (Pink Sheets: GGTHF), a junior gold and silver exploration company with primary land holdings and mining targets in Mexico’s Sierra Madre Occidental gold belt, is pleased to announce an option and joint venture agreement with a Mexican subsidiary of Pan American Silver Corp. (“Pan American”) (Nasdaq: PAAS) (TSX: PAA), for the early stage exploration of Golden Goliath’s La Cruz property.

Under the terms of the option agreement, Pan American Silver Corp’s Mexican subsidiary, Minera Corner Bay S.A. de C.V., has the right to earn a 60% interest in La Cruz by making cash payments totaling US $300,000 and spending US $450,000 on the property over a period of 3 years. The property will consist of: the Company’s La Cruz property; additional ground staked around the La Cruz property; and the La Cruzada property for which Pan American’s subsidiary already has an option. Golden Goliath will be responsible for 25% of the costs associated with La Cruzada.. Upon Minera Corner Bay exercising its option, a 60/40 joint venture would proceed on the La Cruz and newly staked grounds, with Pan American having the right to earn an additional 15% by completing a feasibility study.

The La Cruz property is located in Chihuahua State, on the very eastern edge of the Sierra Madre Occidental mountain range. La Cruz has extensive old underground mine workings and large old dumps that attest to substantial past activity. The mine workings have been inactive for at least 75 years and there is no record of any exploration drilling having ever been done.

“We are extremely pleased with this agreement as it allows for the exploration and development of La Cruz by a very experienced and respected silver producer,” said Paul Sorbara, president of Golden Goliath. “This also allows our Company to continue our focus and exploration efforts on the major drilling campaign now underway at the Uruachic mining camp.”

Paul Sorbara, president of Golden Goliath said “This is a major milestone for Golden Goliath and its shareholders. We are very pleased to be working alongside Pan American during the exploration and development stage of our La Cruz property. Also, with Pan American taking the reins at La Cruz, we will continue to focus the majority of our attention and resources on our Uruachic Camp properties, where a major drilling program is underway with four drill rigs currently at work”.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make. To find out more about Golden Goliath visit www.goldengoliath.com.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com  The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.